November 12, 2010
Via Edgar and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Mr. H. Christopher Owings
Ms. Catherine Brown

Re:	Everyday Health, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-164474)
Dear Mr. Owings and Ms. Brown:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Everyday Health, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-164474), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 22, 2010.
Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. The initial public offering would have been a discretionary financing for the Registrant.
The Registrant confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.
Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Everyday Health, Inc., 345 Hudson Street, 16th Floor, New York, NY 10014, facsimile number (646) 728-9501, with a copy to the Registrant’s counsel, Cooley LLP, Attn: Babak Yaghmaie, 1114 Avenue of the Americas, New York, NY 10036, facsimile number (212) 202-5302.
The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions with respect to this matter, please contact Babak Yaghmaie of Cooley LLP at (212) 479-6556.
Sincerely,
EVERYDAY HEALTH, INC.
/s/ Benjamin Wolin
Benjamin Wolin
Chief Executive Officer

cc:	Alan Shapiro, Esq., Executive Vice President and General Counsel, Everyday Health, Inc. Babak Yaghmaie, Esq., Cooley LLP
345 Hudson Street 16th Floor | New York, NY 10014 | Phone (646) 728-9500 | Fax (646) 728-9501